Exhibit 99.1

Santiago, August 28, 2019

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we inform you that at the Extraordinary Shareholders’ Meeting held yesterday, on August 27 at 17:00 at the entity’s address, the transaction to acquire 51% of the shares issued by Santander Consumer Chile S.A. was approved.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Stock Exchange

- President of the Board of Santander Consumer Chile S.A.